January 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Science Strategic Acquisition Corp. Alpha
Registration Statement on Form S-1
Filed January 20, 2021, as amended
File No. 333-251987

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Science Strategic Acquisition Corp. Alpha (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 25, 2020, or as soon thereafter as practicable, or at such time that the Company or its outside counsel, Morrison & Foerster LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, they intend to distribute approximately 1,000 copies of the Preliminary Prospectus dated January 20, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
as Representative of the Several Underwriters

By:	/s/ Frank McGee
	Name:	Frank McGee
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]